EXHIBIT 12(a)

HAWAIIAN ELECTRIC COMPANY, INC.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	NINE MONTHS ENDED SEPTEMBER 30,		YEARS ENDED DECEMBER 31,
	2003	2002	2002	2001	2000	1999	1998
	(DOLLARS IN THOUSANDS)
FIXED CHARGES
Total interest charges	$34,055	$33,248	$44,232	$47,056	$49,062	$48,461	$47,921
Interest component of rentals	625	491	663	728	696	784	730
Pretax preferred stock dividend requirements of subsidiaries	1,094	1,080	1,434	1,433	1,438	1,479	4,081
Preferred securities distributions of trust subsidiaries	5,756	5,756	7,675	7,675	7,675	7,665	4,197

TOTAL FIXED CHARGES	$41,530	$40,575	$54,004	$56,892	$58,871	$58,389	$56,929

EARNINGS
Income before preferred stock dividends of HECO	$57,382	$70,629	$91,285	$89,380	$88,366	$76,400	$84,230
Fixed charges, as shown	41,530	40,575	54,004	56,892	58,871	58,389	56,929
Income taxes (see note below)	36,777	44,196	56,658	55,416	55,375	48,047	54,572
Allowance for borrowed funds used during construction	(1,385)	(1,392)	(1,855)	(2,258)	(2,922)	(2,576)	(5,915)

EARNINGS AVAILABLE FOR FIXED CHARGES	$134,304	$154,008	$200,092	$199,430	$199,690	$180,260	$189,816

RATIO OF EARNINGS TO FIXED CHARGES	3.23	3.80	3.71	3.51	3.39	3.09	3.33

NOTE:
Income taxes is comprised of the following:
Income tax expense relating to operating income from regulated activities	$36,865	$44,110	$56,729	$55,434	$55,213	$48,281	$54,719
Income tax expense (benefit) relating to results from nonregulated activities	(88)	86	(71)	(18)	162	(234)	(147)

	$36,777	$44,196	$56,658	$55,416	$55,375	$48,047	$54,572